                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                                 SCHEDULE 13G



                   Under the Securities Exchange Act of 1934

                               (Amendment No. )*

                        PREMIER RESEARCH WORLDWIDE, LTD
                               (Name of Issuer)



                                 Common Stock
                        (Title of Class of Securities)


                                  740568 10 0
                                (CUSIP Number)






         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and a subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (Continued on the following pages)
                               Page 1 of 7 Pages

CUSIP NO. 740568 10 0
          -----------

--------------------------------------------------------------------------------
1)       Name of Reporting Person
         S.S. or I.R.S. Identification Nos. of Above Person

                                           UM Holdings, Ltd. 22-1982496

--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [ ]
         (b)      [ ]

--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Citizenship or Place of Organization

                  New Jersey

--------------------------------------------------------------------------------
Number of Shares           (5)     Sole Voting Power              Zero
Beneficially               -----------------------------------------------------
Owned By Each              (6)     Shared Voting Power            Zero
Reporting                  -----------------------------------------------------
Person                     (7)     Sole Dispositive Power         Zero
With                       -----------------------------------------------------
                           (8)     Shared Dispositive Power       Zero

--------------------------------------------------------------------------------
9)       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    0

--------------------------------------------------------------------------------
10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
11)      Percent of Class Represented by Amount in Row (9)

                           0.00%

--------------------------------------------------------------------------------
12)      Type of Reporting Person (See Instructions)

                           HC and CO

--------------------------------------------------------------------------------





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



CUSIP NO. 740568 10 0
          -----------

--------------------------------------------------------------------------------
1)       Name of Reporting Person
         S.S. or I.R.S. Identification Nos. of Above Person

                                            UM Equity Corp.  22-3343565

--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [ ]
         (b)      [ ]

--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Citizenship or Place of Organization

                  Delaware

--------------------------------------------------------------------------------
Number of Shares           (5)     Sole Voting Power                 2,815,450
Beneficially               -----------------------------------------------------
Owned By Each              (6)     Shared Voting Power               Zero
Reporting                  -----------------------------------------------------
Person                     (7)     Sole Dispositive Power            2,815,450
With                       -----------------------------------------------------
                           (8)     Shared Dispositive Power          Zero

--------------------------------------------------------------------------------
9)       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,815,450

--------------------------------------------------------------------------------
10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (Se Instructions) [ ]


--------------------------------------------------------------------------------
11)      Percent of Class Represented by Amount in Row (9)

                           40.6%

--------------------------------------------------------------------------------
12)      Type of Reporting Person (See Instructions)

                           CO
--------------------------------------------------------------------------------

CUSIP NO. 740568 10 0
          -----------

--------------------------------------------------------------------------------
1)       Name of Reporting Person
         S.S. or I.R.S. Identification Nos. of Above Person

                                       UM Investment Corporation 51-0266463

--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [ ]
         (b)      [ ]

--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Citizenship or Place of Organization

                  Delaware

--------------------------------------------------------------------------------
Number of Shares           (5)     Sole Voting Power                     10,000
Beneficially               -----------------------------------------------------
Owned By Each              (6)     Shared Voting Power                   Zero
Reporting                  -----------------------------------------------------
Person                     (7)     Sole Dispositive Power                10,000
With                       -----------------------------------------------------
                           (8)     Shared Dispositive Power              Zero

--------------------------------------------------------------------------------
9)       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    10,000

--------------------------------------------------------------------------------
10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
11)      Percent of Class Represented by Amount in Row (9)

                           0.1%

--------------------------------------------------------------------------------
12)      Type of Reporting Person (See Instructions)

                           CO
--------------------------------------------------------------------------------

                                 Schedule 13G


Item l(a)         Name of Issuer:

                           Premier Research Worldwide, Ltd.

Item l(b)         Address of Issuer's Principal Executive Offices:

                           Premier Research Worldwide, Ltd.
                           124 S. 15th Street
                           Philadelphia, Pennsylvania  19102-3010

Item 2(a)         Name of Person Filing:

                           A.       UM Holdings, Ltd.
                           B.       UM Equity Corp.
                           C.       UM Investment Corp.

Item 2(b)         Address of Principal Business Office:

                           A.       56 Haddon Avenue
                                    Haddonfield, New Jersey 08033

                           B./C.    103 Springer Building
                                    Concord Plaza
                                    3411 Silverside Road
                                    Wilmington, Delaware 19810

Item 2(c)         Citizenship:

                           A.       New Jersey
                           B.       Delaware
                           C.       Delaware

Item 2(d)         Title of Class of Securities:

                           Common Stock, $.01 Par Value

Item 2(e)         CUSIP Number:

                  740568 10 0

Item 3:           Not Applicable

Item 4:           Ownership:

         A.       UM Holdings, Ltd.

                  (a)    Amount beneficially owned:                    Zero
                  (b)    Percent of Class                               0%
                  (c)    Number of shares as to which
                          reporter has:
                           (i)      sole power to vote or to
                                    direct the vote                    None
                           (ii)     shared power to vote or
                                    to direct the vote                 None
                           (iii)    sole power to dispose or
                                    direct the disposition of          None
                           (iv)     shared power to dispose or
                                    direct the disposition of          None


         B.       UM Equity Corp.

                  (a)    Amount beneficially owned:                    2,815,450
                  (b)    Percent of Class                                40.6%
                  (c)    Number of shares as to which
                          reporter has:
                           (i)      sole power to vote or to
                                    direct the vote                    2,815,450
                           (ii)     shared power to vote or
                                    to direct the vote                 None
                           (iii)    sole power to dispose or
                                    direct the disposition of          2,815,450
                           (iv)     shared power to dispose or
                                    direct the disposition of          None


         C.       UM Investment Corporation

                  (a)    Amount beneficially owned:                    10,000
                  (b)    Percent of Class                                0.1%
                  (c)    Number of shares as to which
                          reporter has:
                           (i)      sole power to vote or to
                                    direct the vote                     10,000
                           (ii)     shared power to vote or
                                    to direct the vote                  None
                           (iii)    sole power to dispose or
                                    direct the disposition of           10,000
                           (iv)     shared power to dispose or
                                    direct the disposition of           None


Item 5:           Not Applicable

Item 6:           Not Applicable

Item 7:           Not Applicable

Item 8:           Identification and Classification of Members of a  Group:

                  This Schedule 13G is filed jointly by UM Holdings, Ltd. and its wholly-owned subsidiaries, UM Equity Corp. and UM Investment Corporation.

Item 9:   Not Applicable

Item 10:  Not Applicable

                                   Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in my statement is true, complete and correct.

Dated:   February 10, 1998
                                                /s/ John Aglialoro
                                             -------------------------
                                                    John Aglialoro

                                             John Aglialoro,Chairman
                                             UM Holdings, Ltd.
                                             UM Equity Corp.
                                             UM Investment Corporation

                                             -------------------------
                                                      Name/Title


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